EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Years ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income (loss) before income taxes	$(2,748,180)	$(8,435,417)	$(8,747,968)	$4,293,775	$9,061,453	$9,718,898
Add:
Total fixed charges	153,750	361,188	345,767	520,002	404,680	96,632
Amortization of capitalized interest	8,960	17,920	8,960	—	—	—
Subtract:
Interest capitalized	(13,387)	—	(47,463)	(131,738)	—	—

Total Earnings (Loss)	(2,598,857)	(8,056,309)	(8,440,704)	4,682,039	9,466,133	9,815,530

Fixed Charges:
Interest	153,750	361,188	345,767	520,002	404,680	96,632
Depreciation and amortization related to indebtedness	—	—	—	—	—	—

Total Fixed Charges	153,750	361,188	345,767	520,002	404,680	96,632

Ratio of Earnings to Fixed Charges(1)	—	—	—	9.0	23.4	101.6
Deficiency in Earnings to Cover Fixed Charges	$2,752,607	$8,417,497	$8,786,471	$—	$—	$—

(1)	Earnings for the six months ended June 30, 2010 and for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges and, accordingly, no ratio to fixed charges is disclosed for those periods.